Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

On March 8, 2013, Linn Energy, LLC (“LINN”) and Berry Petroleum Company (“Berry”) sent the below Merger Update regarding the planned merger between LINN and Berry to their respective employees.

To:	LINN and Berry Employees
From:	Mark Ellis and Bob Heinemann
Subject:	Merger Update

We continue to be excited about the planned merger between LINN Energy and Berry Petroleum. The combination of both companies’ assets and highly talented workforces will serve to further strengthen LINN’s position as the preeminent upstream MLP and provides a platform for future growth.

We promised to keep you informed throughout the merger process. Today, we are pleased to share with you our view of the overall organizational structure upon closing of the merger.

Senior leadership teams from LINN and Berry have been working together to assess the optimal organizational structure for the combined company and this collaboration will continue. This structure is reflected in the attached organizational chart. The new roles and organizational structure will not go into effect until the merger has closed. In the meantime, employees of both organizations should continue with their normal responsibilities and remain focused on delivering exceptional results.

Following completion of the merger, LINN will have four operating divisions: California, Rockies, Houston and Mid-Continent.

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The California Division will be based in Bakersfield. The Berry California operations team has significant expertise specific to the assets, and this experience is invaluable to LINN. Therefore, the organization will remain largely unchanged. The existing LINN Brea team will continue to report to the Houston Division.

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The Rockies Division will be based in Denver. This division will initially be responsible for Uinta and Piceance operations. We plan to aggressively grow our Rockies position over time. The field and technical operations staff will remain largely unchanged. The Denver office will also include the following support organizations: Land, EHS, SCM, IT, Marketing, HR and Accounting. Some employees based in Denver may also provide support to other LINN divisions.

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The Houston Division will consist of its current operating areas and will expand to include the Berry assets in the Permian Basin and East Texas. The combined Permian Basin properties will be supported by technical and support staff located in both Houston and Midland in conjunction with existing operational staff in Odessa. The East Texas properties will continue to be supported by the technical staff in Houston with field offices in Troup and Palestine.

•	The Mid-Continent Division will remain unchanged.

Again, we are excited about the merger and the beginning of a new, important chapter in the history of our two companies.

Sincerely,

Mark

Mark E. Ellis Chairman, President & CEO JP Morgan Chase Tower 600 Travis, Suite 5100 Houston, Texas 77002 T: 281 840 4116 / F: 281 840 4186 www.linnenergy.com

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.